Exhibit 99.1

FORM OF LEAK-OUT AGREEMENT

[   ], 2026

Meihua International Medical Technologies Co., Ltd.

Re:	Securities Purchase Agreement, dated as of [ ], 2025 (the “Agreement”) and Lock-up Agreement dated January 22, 2026 (the “Lock-up Agreement”), between Meihua International Medical Technologies Co., Ltd., a Cayman Islands company (the “Company”) and the purchasers signatory thereto (each a “Purchaser”, and collectively, the “Purchasers”)

Ladies and Gentlemen:

The Company hereby waives the Lock-Up provision for all of the Securities set forth in the Lock-up Agreement, provided that the undersigned irrevocably agrees with the Company that, during the period (“Leak-out Period”) commencing on the date (the “Leak-Out Commencement Date”) that the Securities are registered for resale pursuant to an effective registration statement or may be sold pursuant to Rule 144 and ending on the expiration Date of the Restriction Period, shall not sell, on any Trading Day (any such date, a “Date of Determination”), a number of Securities representing more than 15% of the average daily trading volume during the ten (10) consecutive Trading Day leading up to any Date of Determination while the Ordinary Share is traded on any of the following markets or exchanges on which the Ordinary Shares are listed or quoted for trading on the date in question: the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the NYSE American, or the New York Stock Exchange (or any successors to any of the foregoing).

“Trading Day” means a day on which the Ordinary Shares are traded on any of the following markets or exchanges on which the Ordinary Shares are listed or quoted for trading on the date in question: the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the NYSE American, or the New York Stock Exchange (or any successors to any of the foregoing).

This Leak-out Agreement may not be amended or otherwise modified in any respect without the written consent of each of the Company, the Purchasers and the undersigned. This Leak-out Agreement shall be construed and enforced in accordance with the laws of the State of New York without regard to the principles of conflict of laws. The undersigned hereby irrevocably submits to the exclusive jurisdiction of the United States District Court sitting in the Southern District of New York and the courts of the State of New York located in Manhattan, for the purposes of any suit, action or proceeding arising out of or relating to this Leak-out Agreement, and hereby waives, and agrees not to assert in any such suit, action or proceeding, any claim that (i) it is not personally subject to the jurisdiction of such court, (ii) the suit, action or proceeding is brought in an inconvenient forum, or (iii) the venue of the suit, action or proceeding is improper. The undersigned hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by receiving a copy thereof sent to the Company at the address in effect for notices to it under the Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. The undersigned hereby waives any right to a trial by jury. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. The undersigned agrees and understands that this Leak-out Agreement does not intend to create any relationship between the undersigned and any Purchaser and that no Purchaser is entitled to cast any votes on the matters herein contemplated and that no issuance or sale of the Securities is created or intended by virtue of this Leak-out Agreement.

This Leak-out Agreement shall be binding on successors and assigns of the undersigned with respect to the Securities and any such successor or assign shall enter into a similar agreement for the benefit of the Company. This Leak-out Agreement is intended for the benefit of the parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

Defined terms not otherwise defined in this Leak-out Agreement shall have the meanings set forth in the Agreement and the Lock-up Agreement.

*** SIGNATURE PAGE FOLLOWS***

This Leak-out Agreement may be executed in two or more counterparts, all of which when taken together may be considered one and the same agreement.

Signature

Print Name

Position in Company, if any

Address for Notice:

By signing below, the Company agrees to enforce the restrictions on transfer set forth in this Leak-out Agreement.

Meihua International Medical Technologies Co., Ltd.

By:
Name:	LEYI LEE
Title:	CHIEF EXECUTIVE OFFICER

[Signature Page to Leak-out Agreement]